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                             December 9, 2022

       Michael Normile
       Executive Vice President and Chief Financial Officer
       Cass Information Systems, Inc.
       12444 Powerscourt Drive, Suite 550
       St. Louis, MO 63131

                                                        Re: Cass Information
Systems, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 000-20827

       Dear Michael Normile:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity, page 32

   1. In regard to your net cash flows provided by operating activities for the years presented, you disclose net income
plus depreciation and amortization accounts for most of the
                                                        operating cash
provided. However, it is not clear how the sum of these amounts for each year correlate to the
reported amounts of operating cash flows for the like year and changes therein from
period to period. For example, the indicated sum, using amounts reported in the
operating activities of the statement of cash flows, for 2021 and 2020 appears to be
$41,104(000) and $36,445(000), respectively, while reported operating cash flows for 2021 and 2020
are $34,547(000) and $47,781(000), respectively. Your analysis should discuss factors
that affected the reported amount of operating cash flow from period to period and
the reasons underlying these factors. Note that references to results and noncash items may
not provide a sufficient basis to understand how operating cash
 Michael Normile
Cass Information Systems, Inc.
December 9, 2022
Page 2
         actually was affected between periods. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases
         regarding quantification of variance factors. Please revise your disclosure to discuss the material factors that impacted operating cash flow from period to period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameMichael Normile                              Sincerely,
Comapany NameCass Information Systems, Inc.
                                                               Division of
Corporation Finance
December 9, 2022 Page 2                                        Office of Trade
& Services
FirstName LastName